Exhibit 99.1

ZTO Reports Third Quarter 2017 Unaudited Financial Results

SHANGHAI, Nov. 20, 2017 - ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the third quarter ended September 30, 20171.

Third Quarter 2017 Financial Highlights

•                  Revenues were RMB3,143.1 million (US$472.4 million), an increase of 33.6% from the same period of 2016, exceeding the higher end of the Company’s guidance of RMB3.0 billion for the third quarter of 2017.

•                  Gross profit was RMB1,137.8 million (US$171.0 million), an increase of 33.5% from RMB852.5 million in the same period of 2016.

•                  Net income was RMB717.2 million (US$107.8 million), an increase of 31.1% from RMB547.2 million in the same period of 2016.

•                  Adjusted EBITDA2 was RMB1,118.1 million (US$168.1 million), an increase of 34.2% from RMB833.1 million in the same period of 2016.

•                  Adjusted net income3 was RMB730.7 million (US$109.8million), an increase of 33.5% from RMB547.4 million in the same period of 2016.

•                  Basic and diluted earnings per American depositary share (“ADS”4) were RMB1.00 (US$0.15), an increase of 28.2% from RMB0.78 in the same period of 2016.

•                  Net cash provided by operating activities was RMB1,024.4 million (US$154.0 million), compared with RMB846.9 million in the same period of 2016.

Third Quarter 2017 Operational Highlights

•                  Parcel volume in the third quarter of 2017 was 1,535.9 million, an increase of 39.4% from 1,102.0 million in the same period of 2016.

•                  Number of pickup/delivery outlets was approximately 28,900 as of September 30, 2017.

•                  Number of network partners was over 9,400, which included over 3,800 direct network partners and over 5,600 indirect network partners as of September 30, 2017.

•                  Number of line-haul vehicles was over 4,410 as of September 30, 2017, which included around 3,250 self-operated vehicles and around 1,160 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                  Number of self-operated trucks increased to around 3,250 as of September 30, 2017 from 3,190 as of June 30, 2017. Among the self-operated trucks, over 1,400 were high capacity 15-17-meter-long models as of September 30, 2017, compared to over 1,260 as of June 30, 2017.

•                  Number of line-haul routes between sorting hubs was over 1,920 as of September 30, 2017.

•                  Number of sorting hubs was 79 as of September 30, 2017, among which 73 are operated by the Company and 6 by the Company’s network partners.

1 An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

2 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude (i) shared-based compensation expense; and (ii) gain on deemed disposal of equity method investments.

3 Adjusted net income is a non-GAAP financial measure, which is defined as net income before (i) share-based compensation expense and (ii) gain on deemed disposal of equity method investments.

4 One ADS represents one Class A ordinary share.

“I’m pleased to report that our revenues for the third quarter of 2017 came in at RMB3,143.1 million, exceeding the high end of our guidance for the quarter by 4.8% as we continue to gain growth momentum,” commented Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO. “Parcel volume growth also accelerated sequentially, increasing 39.4% year-over-year to 1,535.9 million during the quarter. Both our revenues and parcel volume outgrew the industry average as our market share steadily expands when compared to the same period last year. According to data published by the PRC State Post Bureau, ZTO once again received one of the highest scores for customer satisfaction among the major express delivery companies in China during the third quarter. As part of our strategy of aligning the interests of our network partners with ZTO while carefully balancing growth with service quality and profitability, we announced certain increases in the prices of our delivery services last month, which we expect will further enhance service quality, protect the interests of our customers, and offset rising costs for our network partners. I am confident that this increase in price will aid in further improving the stability of our network and enhancing service quality, while helping to create a healthier and more sustainable market environment. We continue to further strengthen our cost leadership position through greater economies of scale and cost cutting initiatives. As part of our efforts to prepare for China’s peak e-commerce season, we have been reinvesting in our infrastructure and capacity by installing more automated sorting equipment, expanding our self-owned fleet of high-capacity trucks and increasing the use of digital waybills. According to data from the State Post Bureau, total parcel volume during China’s Singles’ Day was 331 million, an increase of 31.5% when compared to the same day of last year. Our parcel volume was approximately 65.7 million on the Singles’ Day this year, outgrowing the industry average by over 10 percentage points from the same period last year.”

Mr. James Guo, Chief Financial Officer of ZTO, added, “Our gross margin during the quarter remained unchanged at 36.2% this quarter compared with the same period last year despite rising labor and fuel costs. Adjusted EBITDA margin also improved to 35.6% from 35.4% in the same period last year as a result of our growing economies of scale and cost cutting initiatives.”

Third Quarter 2017 Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2016		2017			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	2,254,803	95.8	2,990,801	449,521	95.2	6,338,210	96.1	8,339,167	1,253,388	95.5
Sale of accessories	98,269	4.2	152,290	22,890	4.8	260,039	3.9	389,952	58,610	4.5
Total revenues	2,353,072	100.0	3,143,091	472,411	100.0	6,598,249	100.0	8,729,119	1,311,998	100.0

Revenues were RMB3,143.1 million (US$472.4 million), an increase of 33.6% from RMB2,353.1 million in the same period of 2016. The increase was mainly driven by an increase in parcel volume as a result of overall market growth and an increase in the Company’s market share in terms of parcel volume. The Company’s parcel volume grew to 1,535.9 million during the third quarter of 2017, an increase of 39.4% from 1,102.0 million in the same period of 2016. Revenue from the sale of accessories were RMB152.3 million, an increase of 55.0% from the same period of 2016, primarily due to increased sales of thermal paper used for digital waybill printing.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2016		2017			2016		2017
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	880,186	37.4	1,103,947	165,925	35.1	2,484,403	37.7	3,286,540	493,972	37.7
Sorting hub cost	473,118	20.1	586,060	88,086	18.6	1,358,481	20.6	1,670,114	251,020	19.1
Cost of accessories sold	67,846	2.9	93,008	13,979	3.0	186,385	2.8	239,141	35,943	2.7
Other costs	79,446	3.4	222,308	33,413	7.1	287,237	4.4	540,998	81,313	6.2
Total cost of revenues	1,500,596	63.8	2,005,323	301,403	63.8	4,316,506	65.5	5,736,793	862,248	65.7

Total cost of revenues was RMB2,005.3 million (US$301.4 million), an increase of 33.6% from RMB1,500.6 million in the same period last year. The increase was primarily a result of increases in line-haul transportation costs, sorting hub operating costs, cost of accessories sold, and other costs, which were partially offset by a decrease in waybill material cost due to the increased use of digital waybills by the Company’s end customers which bear lower costs than paper waybills. The percentage of ZTO’s end customers using digital waybills was approximately 88.0% during the third quarter of 2017, an increase from approximately 73.0% during the same period of 2016.

•                  Line haul transportation cost was RMB1,103.9 million (US$165.9 million), an increase of 25.4% from RMB880.2 million in the same period last year. The increase was mainly due to an increase of RMB188.1 million (US$28.3 million) in costs associated with the Company’s self-owned fleet which includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB51.9 million (US$7.8 million) in outsourced transportation costs. As a percentage of revenues, line haul transportation cost accounted for 35.1%, a decrease from 37.4% in the same period last year, mainly due to (i) economies of scale, (ii) increased use of self-owned, more cost-efficient, higher capacity trailer trucks in place of third-party trucks and outsourced transportation, and (iii) increased truck utilization through optimized route planning and back-haul transportation.

•                  Sorting hub operating cost was RMB586.1 million (US$88.1 million), an increase of 23.9% from RMB473.1 million in the same period last year. The increase was mainly due to (i) increased labor costs of RMB71.7 million (US$10.8 million) as a result of an increase in wages and headcount; (ii) an RMB22.4 million (US$3.4 million) increase in depreciation and amortization costs, and (iii) an increase of RMB12.3 million (US$1.8 million) in rental and related utilities costs. As a percentage of revenues, sorting hub operating cost accounted for 18.6%, a decrease from 20.1% in the same period last year, mainly due to economies of scale and improved operating efficiency as a result of the increased use of automation in the Company’s sorting facilities.

•                  Cost of accessories was RMB93.0 million (US$14.0 million), an increase of 37.2% from RMB67.8 million in the same period last year. The increase was in line with growth in the Company’s revenue from the sale of accessories to its network partners, which includes thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging materials and uniforms. As a percentage of revenues, cost of accessories accounted for 3.0%, an increase from 2.9% in the same period last year.

•                  Other costs were RMB222.3 million (US$33.4 million), an increase of 180.0% from RMB79.4 million in the same period last year, primarily due to an increase in dispatching costs associated with serving enterprise customers, which were partially offset by a decrease in costs associated with the increased use of digital waybills.

Gross Profit was RMB1,137.8 million (US$171.0 million), an increase of 33.5% from RMB852.5 million in the same period last year. Gross margin remained unchanged at 36.2% compared with the same period last year.

Total Operating Expenses were RMB193.0 million (US$29.0 million), an increase of 66.3% from RMB116.0 million in the same period last year.

•                  Selling, general and administrative expenses were RMB193.4 million (US$29.1 million), an increase of 50.6% from RMB128.4 million in the same period last year. The increase was mainly due to increases in (i) share-based compensation expenses from RMB0.3 million in the third quarter of 2016 to RMB13.5 million (US$2.0 million) in the third quarter of 2017; (ii) payroll and social welfare costs of RMB26.6 million (US$4.0 million) due to an increase in headcount and wages; and (iii) accrual for annual performance bonuses and incentives associated with cost-cutting initiatives of RMB16.5 million (US$2.5 million) in the third quarter of 2017.

•                  Other operating income, net was RMB0.4 million (US$0.1 million), compared with RMB12.4 million in the same period last year. The decrease was mainly due to a decrease in government subsidies.

Income from operations was RMB944.7 million (US$142.0 million), an increase of 28.3% from RMB736.4 million in the same period last year. Operating margin decreased to 30.1% from 31.3% in the same period last year, primarily due to an increase in employee compensation expenses.

Interest income was RMB45.2 million (US$6.8 million), compared with RMB9.7 million in the same period in 2016, primarily due to the increased amount of cash and bank deposits available for investment since the Company’s initial public offering in October 2016.

Interest expense was RMB2.5 million (US$0.4 million), compared with RMB3.8 million in the same period in 2016. The decrease was mainly due to the repayment of bank loans during the previous quarters.

Foreign currency exchange loss, before tax was RMB27.5 million (US$4.1 million), primarily arising from the remeasurement of U.S. dollar denominated bank deposits at the Company’s balance sheet date due to the depreciation of the U.S. dollar against the Chinese Renminbi.

Net income was RMB717.2 million (US$107.8 million), compared with RMB547.2 million in the same period last year. Net margin decreased slightly to 22.8% from 23.3% in the same period last year.

Basic and diluted earnings per ADS were RMB1.00 (US$0.15), compared with basic and diluted earnings per ADS of RMB0.78 in the same period last year.

Adjusted net income was RMB730.7 million (US$109.8 million), compared with adjusted net income of RMB547.4 million during the same quarter last year. Adjusted net margin decreased slightly to 23.2% from 23.3% in the same period last year.

EBITDA5 was RMB1,104.6 million (US$166.0 million), compared with RMB832.9 million in the same period last year. EBITDA margin decreased slightly to 35.1% from 35.4% in the same period last year.

Adjusted EBITDA was RMB1,118.1 million (US$168.1 million), compared to RMB833.1 million in the same period last year. Adjusted EBITDA margin increased to 35.6% from 35.4% in the same period last year.

Net cash provided by operating activities was RMB1,024.4 million (US$154.0 million), compared with 846.9 million in the same period last year, mainly attributable to growth in net income and increased deposits for last-mile delivery fees.

5 EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses.

Business Outlook

Based on current market conditions and current operations, revenues for the fourth quarter of 2017 is expected to be in the range of RMB3.9 billion (US$586.2 million) to RMB4.1 billion (US$616.2 million), representing a 22.2% to 28.5% increase from the same period of 2016. This represents management’s current and preliminary view, which is subject to change.

Company Share Purchase

On May 21, 2017, the Company announced a new share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$300 million during the 12-month period thereafter. As of September 30, 2017, the Company has purchased an aggregate of 7,240,865 ADSs at an average purchase price of US$13.89, net of repurchase commissions.

The Company believes that the share repurchase program represents ZTO’s confidence in its cash flow and the long-term outlook for the express delivery industry in China. ZTO’s fast-growing strategy, asset-light business model and solid operation sallow the Company to generate strong cash flow. The Company believes that the share repurchase program is consistent with the goal of increasing shareholders’ value.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6533 to US$1.00, the noon buying rate on September 30, 2017 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted EBITDA margin and adjusted net margin, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted EBITDA margin and net margin help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted EBITDA margin and adjusted net margin provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted EBITDA margin and adjusted net margin should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted EBITDA margin and adjusted net margin presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:00 PM U.S. Eastern Time on Monday, November 20 (9:00 AM Beijing Time on November 21, 2017).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206115
International:	1-412-317-6061
Passcode:	4787417

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 27, 2017:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10114011

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2017 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	2,353,072	3,143,091	472,411	6,598,249	8,729,119	1,311,998
Cost of revenues	(1,500,596)	(2,005,323)	(301,403)	(4,316,506)	(5,736,793)	(862,248)
Gross profit	852,476	1,137,768	171,008	2,281,743	2,992,326	449,750
Operating income (expenses):
Selling, general and administrative	(128,396)	(193,422)	(29,072)	(509,124)	(558,060)	(83,877)
Other operating income, net	12,354	398	60	20,377	88,455	13,295
Total operating expenses	(116,042)	(193,024)	(29,012)	(488,747)	(469,605)	(70,582)
Income from operations	736,434	944,744	141,996	1,792,996	2,522,721	379,168
Other income (expenses):
Interest income	9,717	45,177	6,790	30,528	113,374	17,040
Interest expense	(3,766)	(2,479)	(373)	(12,152)	(13,216)	(1,986)
Gain on deemed disposal of equity method investments	—	—	—	9,551	—	—
Foreign currency exchange loss, before tax	5,021	(27,542)	(4,139)	5,021	(33,386)	(5,018)
Income before income tax, and share of loss in equity method investments	747,406	959,900	144,274	1,825,944	2,589,493	389,204
Income tax expense	(186,468)	(237,670)	(35,722)	(480,440)	(637,602)	(95,832)
Share of loss in equity method investments	(13,761)	(5,000)	(751)	(33,711)	(14,868)	(2,235)
Net income	547,177	717,230	107,801	1,311,793	1,937,023	291,137
Net loss (income) attributable to non controlling interests	(115)	(260)	(39)	1,863	333	50
Net income attributable to ZTO Express (Cayman) Inc.	547,062	716,970	107,762	1,313,656	1,937,356	291,187
Change in redemption value of convertible redeemable preferred shares	(40,269)	—	—	(119,992)	—	—
Net income attributable to ordinary shareholders	506,793	716,970	107,762	1,193,664	1,937,356	291,187
Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.78	1.00	0.15	1.85	2.70	0.40
Diluted	0.78	1.00	0.15	1.85	2.69	0.40
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	618,384,686	716,138,386	716,138,386	615,406,907	718,790,306	718,790,306
Diluted	618,384,686	716,478,593	716,478,593	615,406,907	719,221,212	719,221,212
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,701	(179,986)	(27,052)	29,530	(413,408)	(62,136)
Comprehensive income	550,878	537,244	80,749	1,341,323	1,523,615	229,001
Comprehensive loss (income) attributable to non controlling interests	(115)	(260)	(39)	1,863	333	50
Comprehensive income attributable to ZTO Express (Cayman) Inc.	550,763	536,984	80,710	1,343,186	1,523,948	229,051

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	11,287,789	5,180,344	778,613
Restricted cash	635,366	257,945	38,769
Accounts receivable, net of allowance for doubtful accounts of RMB5,124and RMB13,867 at December 31, 2016 and September 30, 2017, respectively	197,803	198,908	29,896
Short-term investment	—	5,522,239	830,000
Inventories	33,959	28,549	4,291
Advances to suppliers	646,666	245,556	36,907
Prepayments and other current assets	379,055	655,658	98,547
Amounts due from related parties	5,400	9,900	1,488
Total current assets	13,186,038	12,099,099	1,818,511
Investments in equity investees	537,175	556,556	83,651
Property and equipment, net	4,065,562	5,839,191	877,638
Land use rights, net	1,302,869	1,512,024	227,259
Goodwill	4,157,111	4,157,111	624,819
Deferred tax assets	109,030	185,197	27,835
Other non-current assets	45,953	123,550	18,571
TOTAL ASSETS	23,403,738	24,472,728	3,678,284
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	450,000	250,000	37,575
Accounts payable	636,422	572,145	85,994
Advances from customers	229,724	247,824	37,248
Income tax payable	418,310	290,269	43,628
Amounts due to related parties	131,425	94,219	14,161
Other current liabilities	1,656,590	2,191,011	329,313
Total current liabilities	3,522,471	3,645,468	547,919
Deferred tax liabilities	130,520	128,315	19,286
Other non-current liabilities	—	73,980	11,119
TOTAL LIABILITIES	3,652,991	3,847,763	578,324

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 731,406,440 shares issued and 720,564,604 shares outstanding as of December 31, 2016, and 713,323,739 shares outstanding as of September 30, 2017)	471	471	71
Additional paid-in capital	15,940,206	15,963,031	2,399,265
Treasury shares, at cost	—	(671,733)	(100,962)
Retained earnings	3,509,707	5,447,063	818,701
Accumulated other comprehensive (loss) income	294,649	(118,759)	(17,850)
ZTO Express (Cayman) Inc. shareholders’ equity	19,745,033	20,620,073	3,099,225
Non controlling interests	5,714	4,892	735
Total Equity	19,750,747	20,624,965	3,099,960
TOTAL LIABILITIES AND EQUITY	23,403,738	24,472,728	3,678,284

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	846,932	1,024,381	153,966	1,388,992	2,259,137	339,551
Net cash used in investing activities[6]	(888,202)	(1,128,970)	(169,686)	(1,996,929)	(7,572,212)	(1,138,114)
Net cash provided by financing activities	(26,754)	(403,295)	(60,616)	71,246	(859,685)	(129,211)
Effect of exchange rate changes on cash and cash equivalents	2,732	(117,917)	(17,723)	22,417	(312,106)	(46,910)
Net decrease in cash and cash equivalents	(65,292)	(625,801)	(94,059)	(514,274)	(6,484,866)	(974,684)
Cash and cash equivalents at beginning of period[7]	2,269,780	6,064,090	911,441	2,718,762	11,923,155	1,792,066
Cash and cash equivalents at end of period[7]	2,204,488	5,438,289	817,382	2,204,488	5,438,289	817,382

6 The amount of cash used in investing activities mainly includes purchases of the fixed term bank deposits with an original maturity of six to nine months. For the third quarter of 2017, the Company purchased approximately RMB2.4 billion (US$365.0 million) of such deposits.

7 In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230) - Restricted Cash. This ASU requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The provisions of ASU 2016-18 are effective for reporting periods beginning after December 15, 2017 and are to be applied retrospectively; early adoption is permitted. We elected, as permitted by the standards, to early adopt ASU 2016-18 in the first quarter of 2017.In connection with the adoption of this update, we have reclassified RMB15.2 million and RMB39.6 million of restricted cash from operating activities to the cash, cash equivalents, and restricted cash balance in the three-month and nine-month periods ended September 30, 2016, respectively, to be consistent with the 2017 presentation.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2017		2016	2017
	RM	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	547,177	717,230	107,801	1,311,793	1,937,023	291,137
Add:
Share-based compensation expense	251	13,492	2,028	122,251	27,235	4,093
Less:
Gain on deemed disposal of equity method investment	—	—	—	(9,551)	—	—
Adjusted net income	547,428	730,722	109,829	1,424,493	1,964,258	295,230

Net income	547,177	717,230	107,801	1,311,793	1,937,023	291,137
Add:
Depreciation	89,174	138,757	20,855	202,635	387,851	58,295
Amortization	6,310	8,455	1,271	16,347	24,752	3,720
Interest expenses	3,766	2,479	373	12,152	13,216	1,986
Income tax expenses	186,468	237,670	35,722	480,440	637,602	95,832
EBITDA	832,895	1,104,591	166,022	2,023,367	3,000,444	450,970

Add:
Share-based compensation expense	251	13,492	2,028	122,251	27,235	4,093
Less:
Gain on deemed disposal of equity method investments	—	—	—	(9,551)	—	—
Adjusted EBITDA	833,146	1,118,083	168,050	2,136,067	3,027,679	455,063

For investor and media inquiries, please contact:

ZTO

Ms. Sophie Li
Investor Relations Director
E-mail: ir@zto.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com